UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*


Templeton Russia and East European Fund, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

88022F105
(CUSIP Number)

December 31, 2013
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]  Rule 13d-1(b)
    [X]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 88022F105	SCHEDULE 13G	Page 2 of 6


1	Names of Reporting Persons

	KGR Capital Management, LLC

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Illinois

			5	Sole Voting Power

				166,358

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				166,358

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	166,358

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	2.99%

12	Type of Reporting Person (See Instructions)

	OO


CUSIP No. 88022F105	SCHEDULE 13G	Page 3 of 6


1	Names of Reporting Persons

	KGR, LLC (KGR Series I)

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Delaware

			5	Sole Voting Power

				18,426

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				18,426

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	18,426

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	0.33%

12	Type of Reporting Person (See Instructions)

	OO


CUSIP No. 88022F105	SCHEDULE 13G	Page 4 of 6


1	Names of Reporting Persons

	KGR, LLC (KGR Series II)

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Delaware

			5	Sole Voting Power

				110,018

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				110,018

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	110,018

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	1.98%

12	Type of Reporting Person (See Instructions)

	OO


CUSIP No. 88022F105	SCHEDULE 13G	Page 5 of 6


1	Names of Reporting Persons

	KGR, LLC (KGR Series III)

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Delaware

			5	Sole Voting Power

				37,914

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				37,914

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	37,914

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	0.68%

12	Type of Reporting Person (See Instructions)

	OO


CUSIP No. 88022F105	SCHEDULE 13G	Page 6 of 6


1	Names of Reporting Persons

	King Muir Fund Advisors, LLC

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Illinois

			5	Sole Voting Power

				166,358

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				166,358

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	166,358

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	2.99%

12	Type of Reporting Person (See Instructions)

	IA


CUSIP No. 88022F105	SCHEDULE 13G	Page 7 of 6


1	Names of Reporting Persons

	Kenneth G. Rosenbach

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				166,358

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				166,358

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	166,358

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	2.99%

12	Type of Reporting Person (See Instructions)

	IN



 CUSIP No. 88022F105	SCHEDULE 13G	Page 8 of 6


Item 1(a).	Name of Issuer.

	Templeton Russia and East European Fund, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

	300 S.E. 2nd Street, Fort Lauderdale, Florida 33301-1923.

Item 2(a).	Name of Person Filing.

	(i)  KGR, LLC (KGR Series I) ("Series I"), a series of
KGR, LLC, a Delaware series limited liability company
("KGR"), with respect to the shares of Common Stock directly owned by Series I;

 	(ii)  KGR, LLC (KGR Series II) ("Series II"), a series of
KGR, with respect to the shares of Common Stock directly owned by Series II;

	(iii) KGR, LLC (KGR Series III) ("Series III"), a series of KGR, with respect to the shares of Common Stock directly owned by Series III;

	(iv) KGR Capital Management, LLC, an Illinois limited liability company ("KGRCM"), as the manager of KGR, with respect to the shares of Common Stock directly owned by each series of KGR;

	(v) King Muir Fund Advisors, LLC, an Illinois limited liability company ("KMFA"), which provides investment advisory services to the individual series of KGR, with respect to the shares of Common Stock directly owned by each series of KGR; and

	(iv) Kenneth G. Rosenbach, as managing member of KGRCM and KMFA, with respect to the shares of Common Stock directly owned by each series of KGR.

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The business address of the Persons Filing is 150 N.
Michigan Avenue, Suite 1250, Chicago, Illinois 60601.




 CUSIP No. 88022F105	SCHEDULE 13G	Page 9 of 6


Item 2(c).	Citizenship.

	(i) Series I, Series II, and Series III are each a series of KGR, which is a Delaware limited liability company.

 	(ii)  KGRCM is an Illinois limited liability company.

 	(iii)  KMFA is an Illinois limited liability company.

 	(iv)  Kenneth G. Rosenbach is a United States citizen.

Item 2(d).	Title of Class of Securities.

	Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number.

	88022F105

Item 3.	If this statement is filed pursuant to 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [X] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).




CUSIP No. 88022F105	SCHEDULE 13G	Page 10 of 6


(j)  [ ] A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);

(K)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J), please specify the type of
institution: 	Not Applicable

Item 4.	Ownership.

	Reference is hereby made to Items 5-9 and 11 of page two
(2) through seven (7) of this Schedule 13G, which Items are incorporated by reference herein.

KGR, through each of Series I, Series II, and Series III, beneficially owns 338,664 shares of Common Stock. KGRCM is the sole manager of KGR, KMFA provides investment advisory services to each series of KGR, and Kenneth G. Rosenbach is the managing member of KGRCM and KMFA. As a result of these relationships, KGRCM, KMFA, and Mr. Rosenbach may be deemed to be beneficial owners of the shares held. Neither the filing of this Schedule 13G nor any of its contents shall be deemed an admission by any Reporting Person with respect to the shares of Common Stock indirectly held through each series of KGR that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. In addition, despite any shared beneficial ownership of the shares that may be deemed to exist, the Reporting Persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Act.

Percent of Class: The percentages used in this Schedule 13G are calculated based on 5,558,994 shares of the Issuer's Common Stock issued and outstanding as of September 30, 2013, as disclosed in the Issuer's Certified Shareholder Report of Registered Management Investment Companies filed with the SEC on December 3, 2013.


CUSIP No. 88022F105	SCHEDULE 13G	Page 11 of 6


Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

Not applicable.

Item 7.	Identification and Classification of the
Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, the persons filing certify that, to the best of their knowledge and belief, the securities referred to above on page two (2) through seven (7) of this Schedule
13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP No. 88022F105	SCHEDULE 13G	Page 12 of 6


Signature


	After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:

	KGR Capital Management, LLC

	/s/ Kenneth G. Rosenbach
	________________________
	By:  Kenneth G. Rosenbach
	its: Principal and Managing Member



	KGR, LLC (Series I, II, and III)

	/s/ Kenneth G. Rosenbach
	________________________
	By:  Kenneth G. Rosenbach
	its: Principal and Managing Member of
KGR Capital Management, LLC, its Manager



	King Muir Fund Advisors, LLC

	/s/ Kenneth G. Rosenbach
	________________________
	By:  Kenneth G. Rosenbach
	its: Principal and Managing Member



	Kenneth G. Rosenbach

	/s/ Kenneth G. Rosenbach
	________________________
	By:  Kenneth G. Rosenbach


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)